Troutman Pepper Hamilton Sanders LLP
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Gregory F. Parisi
Partner
202.274.1933
gregory.parisi@troutman.com
April 20, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Michael Henderson, Cara Lubit, Todd K. Schiffman and James Lopez

Re:	Burke & Herbert Financial Services Corp.
Amendment 1 to the Registration Statement on Form 10
Filed April 3, 2023
File No. 001-41633
Ladies and Gentlemen:
On behalf of our client, Burke & Herbert Financial Services Corp. (the “Company”), we submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated April 19, 2023 (the “Staff Letter”) relating to the Company’s Amendment 1 to the Registration Statement on Form 10 (File No. 001-41633) filed April 3, 2023 (the “Registration Statement”).
Concurrently with the submission of this response to the Staff Letter, the Company is filing Amendment No. 2 to the Registration Statement on Form 10 (the “Amended Registration Statement”), which reflects changes made in response to the Staff Letter and certain other changes.
For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.
Amendment 1 to the Registration Statement on Form 10 filed April 3, 2023
The Bank, page 11
1.We note your response to comment 5 and revised disclosure on page 15 referencing oversight "primarily through multiple committees that monitor and assess regulatory risks and enterprise-wide risks." Please revise to identify the specific committees or members of the committees that monitor and assess such risks.
RESPONSE:
In response to the Staff’s comment, the Company has revised its disclosure on page 16 to identify the specific committees responsible for monitoring risks.

Securities and Exchange Commission
April 20, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
2.We reissue comment 7 in part. We note your added disclosure on page 47 which discusses events and uncertainties. In comment 7 we also cited known trends that you disclosed elsewhere in the prospectus. Please specifically discuss these and other material known trends in Management’s Discussion and Analysis.
RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure under the “Key Factors Affecting Financial Performance” heading beginning on page 47 to specifically address such trends.
General
3.We note that in your response to comment 12 you stated that “management believes that recent events will not have a material impact to the Company’s financial position at the end of the first quarter 2023.” Please disclose this in the Form 10.
RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure on page 43 to include the requested statement.
4.In regard to comment 14, please disclose whether you have a Chief Risk Officer. Additionally, please clarify the extent to which the Asset/Liability Committee has a set schedule for meeting. We note the disclosure that they convene “upon the determination that abnormal market risks are occurring or may be forthcoming[.]”
RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure on page 31 to indicate that the Company does not have a Chief Risk Officer.
We have revised our disclosure on page 65 to clarify the meeting schedule for the Asset/Liability Committee.
Thank you for your consideration of the Company’s response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Gregory F. Parisi
Gregory F. Parisi, Esq.
Troutman Pepper Hamilton Sanders LLP